Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated February 28, 2023, and each included in this Post-Effective Amendment No. 88 on the Registration Statement (Form N-1A, File No. 33-44782) of Global Fixed Income Opportunities Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated December 27, 2022, with respect to Global Fixed Income Opportunities Fund (the “Fund”) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended October 31, 2022, into this Registration Statement filed with the Securities and Exchange Commission.

Boston, Massachusetts

February 28, 2023